FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Form 6k dated January 29, 2004 along with the quarterly audited financial results and the press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated: January 29, 2004

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

ICICI Bank Limited

Registered Office :	Landmark, Race Course Circle, Alkapuri, Vadodara - 390 007
Corporate Office :	ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site :	www.icicibank.com

AUDITED FINANCIAL RESULTS	(Rs. in crore)
Sr. No.	Particulars	Quarter ended		Nine month period ended		Year ended
		Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002	March 31, 2003
1.	Interest earned (a)+(b)+(c)+(d)	2,191.68	2,258.71	6,636.24	6,934.04	9,368.05
	a) Interest/discount on advances/bills	1,466.40	1,517.48	4,513.13	4,455.41	6,016.24
	b) Income on investments	623.67	653.03	1,882.96	2,199.36	2,910.44
	c) Interest on balances with Reserve Bank of India and other interbank funds	36.29	35.70	121.96	195.99	235.57
	d) Others	65.32	52.50	118.19	83.28	205.80
2.	Other income	813.03	567.82	2,319.05	2,749.40	3,158.83
	A) TOTAL INCOME (1) + (2)	3,004.71	2,826.53	8,955.29	9,683.44	12,526.88
3.	Interest expended	1,706.67	1,916.17	5,285.20	5,948.36	7,944.00
4.	Operating expenses (e) + (f) + (g)	645.35	520.63	1,880.62	1,444.93	2,011.69
	e) Payments to and provisions for employees	144.64	97.69	388.89	283.61	403.02
	f) Direct Marketing Agency expenses	72.90	54.17	200.30	105.55	162.31
	g) Other operating expenses	427.81	368.77	1291.43	1,055.77	1446.36
	B) TOTAL EXPENDITURE (3)+ (4) (excluding provisions and contingencies)	2,352.02	2,436.80	7,165.82	7,393.29	9,955.69
5.	OPERATING PROFIT (A-B) (Profit before Provisions and Contingencies)	652.69	389.73	1,789.47	@2,290.15	@2,571.19
6.	Other provisions and contingencies	136.99	29.33	440.23	1,834.55	1,790.80
7.	Provision for taxes
	a) Current period tax	96.47	40.10	215.31	101.10	216.80
	b) Deferred tax adjustment	(20.87)	(10.00)	(47.77)	(514.00)	(642.59)
8.	Net Profit (5-6-7)	440.10	330.30	1,181.70	868.50	1,206.18
9.	Paid-up equity share capital (face value Rs. 10)	615.28	612.55	615.28	612.55	612.66
10.	Reserves excluding revaluation reserves	7,534.74	6,500.94	7,534.74	6,500.94	6,320.65
11.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..	..	..
	(ii) Capital adequacy ratio	11.32%	12.59%	11.32%	12.59%	11.10%
	(iii) Earnings per share for the period (not
	annualised for quarter/period) (in Rs.) (Basic)	7.16	5.39	19.26	14.17	19.68
	(iv) Earnings per share for the period (not annualised
	for quarter/period) (in Rs.) (Diluted))	7.10	5.38	19.10	14.15	19.65
12.	Aggregate of non-promoter shareholding
	·No. of shares	61,52,27,617	61,30,34,404	61,52,27,617	61,30,34,404	61,30,34,404
	·Percentage of shareholding	100	100	100	100	100
13.	Deposits	60,871.84	41,316.77	60,871.84	41,316.77	48,169.31
14.	Advances	57,812.11	50,030.99	57,812.11	50,030.99	53,279.41
15.	Total assets	1,16,857.21	1,00,218.80	1,16,857.21	1,00,218.80	1,06,811.97
@	Operating profit for last year and nine month period ended December 31, 2002 include Rs. 1191 core being gain on sale of Bank shares (refer item no. 5 in Notes below)

Notes
1.	The financials have been prepared in accordance with Accounting Standard 25 on “Interim Financial Reporting”.
2.	During the nine months ended December 31, 2003, the Bank allotted 21,93,213 shares pursuant to exercise of employee stock option.
3.	In accordance with the treatment approved by Reserve Bank of India, the payments to optees of Early Retirement Option (ERO) Scheme (net of tax benefits) are being amortised over a period of five years commencing August 1, 2003. During the nine months ended December 31, 2003 an amount of Rs. 16 crore has been charged to revenue towards amortisation of ERO Scheme expenditure.
4.	The Board has decided to appropriate Rs.135 crore to Investment Fluctuation Reserve required by RBI at year end, since appropriation of Net Profit is made only at year end to various reserve accounts.
5.	Other income for previous year and nine month period ended December 31, 2002 includes a gain of Rs 1,191 crore realised in Q2 2002-03 on sale of equity shares of the Bank held by a trust, which were transferred to it by erstwhile ICICI Limited in accordance with the scheme of amalgamation.
6.	Provisions for previous year and nine month period ended December 31, 2002 include accelerated / additional provision.
7.	The segment information is based on the segments identified post merger of ICICI Limited with the Bank.
8.	Status of equity investors’ complaints for the quarter
Opening Balance	Additions	Disposals	Closing Balance
14	94	95	13
9.	Previous period figures have been regrouped/reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on January 29, 2004.

Place: Mumbai	Kalpana Morparia
Date: January 29, 2004	Executive Director

CONSOLIDATED AUDITED FINANCIAL RESULTS OF
ICICI BANK LIMITED AND ITS SUBSIDIARIES

(Rs. in crore)
Sr. No.	Particulars	Quarter ended		Nine month period ended		Year ended
		Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002	Mar 31, 2003
1.	Interest earned (a)+(b)+(c)+(d)	2,276.47	2,321.58	6,897.50	7,135.38	9,690.82
	a) Interest/discount on advances/bills	1,500.51	1,543.31	4,603.89	4,551.78	6,162.82
	b) Income on investments	668.67	689.86	2,050.78	2,303.37	3,088.99
	c) Interest on balances with Reserve Bank of India and other interbank funds	38.74	36.29	125.50	196.84	236.89
	d) Others	68.55	52.12	117.33	83.39	202.12
2.	Other income	1,226.36	773.42	3,189.64	3,112.72	3,714.95
	A) TOTAL INCOME (1) + (2)	3,502.83	3095.00	10,087.14	10,248.10	13,405.77
3.	Interest expended	1,748.20	1,958.98	5,396.52	6,086.56	8,126.79
4.	Operating expenses (e) + (f)	1,074.29	729.71	2,847.73	1,917.82	2,748.25
	e) Payments to and provisions for employees	182.12	115.43	482.43	350.20	489.46
	f) Other operating expenses	892.17	614.28	2,365.30	1,567.62	2,258.79
	B) TOTAL EXPENDITURE (3)+ (4)
	(Excluding provisions and contingencies)	2,822.49	2,688.69	8,244.25	8,004.38	10,875.04
	OPERATING PROFIT (A-B)
5.	(Profit before Provisions and Contingencies)	680.34	406.31	1,842.89	2,243.72	2,530.73
6.	Other provisions and contingencies	144.96	32.38	471.29	1,773.90	1,733.07
7.	Provision for taxes
	a) Current period tax	114.90	78.18	280.72	173.94	297.95
	b) Deferred tax adjustment	(20.25)	(13.15)	(47.17)	(517.80)	(651.85)
8.	Share of (profits)/losses of minority shareholders	(0.02)	(0.06)	(0.77)	(1.27)	(0.44)
9.	Net Profit (5-6-7-8)	440.75	308.96	1,138.82	814.95	1,152.00
10.	Paid-up equity share capital (face value Rs. 10/-)	615.28	612.55	615.28	612.55	612.66
11.	Analytical ratios
	Earnings per share for the period (not Annualised for quarter/period) (in Rs.) (Basic)	7.17	5.04	18.56	13.29	18.79
	Earnings per share for the period (not annualised for quarter/period) (in Rs.) (Diluted)	7.11	5.04	18.41	13.28	18.77

ICICI BANK (CONSOLIDATED)-SEGMENT INFORMATION FOR THE PERIOD ENDED DECEMBER 31, 2003

Sr. No.	Particulars	Quarter ended		Nine month period ended		Year ended
		Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002	March 31, 2003
1.	Segment Revenue
a	Consumer and commercial banking	2,411.32	2,432.62	7,241.18	7,036.13	9,413.25
b	Investment banking	1,031.44	745.74	2,922.89	3,542.91	4,283.30
c	Others	355.37	142.15	797.09	326.56	560.79
	Total	3,798.13	3,320.51	10,961.16	10,905.60	14,257.34
	Less: Inter segment revenue	(295.30)	(225.51)	(874.02)	(657.50)	(851.57)
	Income from Operations	3,502.83	3,095.00	10,087.14	10,248.10	13,405.77
2.	Segmental results (i.e. Profit before tax & Provision)
a	Consumer and commercial banking	301.44	272.62	970.71	770.78	998.68
b	Investment banking	427.91	172.52	976.01	1,557.29	1,629.42
c	Others	(39.67)	(38.83)	(87.83)	(84.35)	(97.37)
	Total	689.68	406.31	1,858.89	2,243.72	2,530.73
3.	Provisions
a	Consumer and commercial banking	164.41	71.49	542.23	1,752.07	1,737.02
b	Investment banking	(19.47)	(39.19)	(71.71)	20.52	(4.39)
c	Others	..	0.02	..	0.04	..
	Total	144.94	32.32	470.52	1,772.63	1,732.63
4.	Segment results (i.e. Profit before tax)
a	Consumer and commercial banking	137.03	201.13	428.48	(981.29)	(738.34)
b	Investment banking	447.38	211.71	1,047.72	1,536.77	1,633.81
c	Others	(39.67)	(38.85)	(87.83)	(84.39)	(97.37)
	Total profit before tax	544.74	373.99	1,388.37	471.09	798.10
	Unallocated expenses	9.34	..	16.00	..	..
	Tax	94.65	65.03	233.55	(343.86)	(353.90)
	Profit after tax	440.75	308.96	1,138.82	814.95	1,152.00
5	Capital employed (i.e. Segment assets – Segment liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and commercial banking	(17,343.48)	(12,396.40)	(17,343.48)	(12,396.40)	(11,323.90)
b	Investment banking	23,095.86	18,170.04	23,095.86	18,170.04	16,190.97
c	Others	373.59	173.24	373.59	173.24	230.45
	Total	6,125.97	5,946.88	6,125.97	5,946.88	5,097.52

ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

News Release	January 29, 2004

Performance Review – Nine months ended December 31, 2003: 36% growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the nine months ended December 31, 2003 (Apr-Dec 2003). The Board also approved the audited consolidated accounts for the period.

Highlights

  Profit after tax for Apr-Dec 2003 increased 36% to Rs. 1,182 crore (US$ 259 million) from Rs. 868 crore (US$ 190 million) for the nine months ended December 31, 2002 (Apr-Dec 2002).

  Profit after tax increased 33% to Rs. 440 crore (US$ 96 million) for the quarter ended December 31, 2003 (Q3-2004) from Rs. 330 crore (US$ 72 million) for the quarter ended December 31, 2002 (Q3-2003).

  Net interest income increased 41% to Rs. 485 crore (US$ 106 million) for Q3-2004 from Rs. 343 crore (US$ 75 million) for Q3-2003.

  Fee income increased 41% to Rs. 305 crore (US$ 67 million) for Q3-2004 from Rs. 216 crore (US$ 47 million) for Q3-2003.

  Retail assets increased 85% to Rs. 28,265 crore (US$ 6.2 billion) at December 31, 2003 from Rs. 15,286 crore (US$ 3.4 billion) at December 31, 2002.

Operating review

Retail credit growth

The Bank maintained its growth momentum in the retail segment. The Bank’s home loan disbursements during Apr-Dec 2003 were Rs. 8,641 crore (US$ 1.9 billion). Retail assets constituted 49% of advances and 42% of customer assets. The Bank’s net customer assets at December 31, 2003 were about Rs. 67,200 crore (US$ 14.7 billion). While leveraging and enhancing its strong origination capabilities, the Bank continued to focus on securitisation of its customer assets. This has enabled the Bank to optimise resource and capital utilisation and diversify the composition of its asset portfolio. During Apr-Dec 2003, the total sell-down/ securitisation of assets was Rs. 7,900 crore (US$ 1.7 billion).

ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

Robust growth in low cost deposits

The Bank’s deposits increased 26% to Rs. 60,872 crore (US$ 13.4 billion) at December 31, 2003 from Rs. 48,169 crore (US$ 10.6 billion) at March 31, 2003, compared to the banking system’s deposit growth of about 9% during the same period. Savings and current account deposits (including savings-linked and current-linked deposits) increased by 42% during Apr-Dec 2003. During this period, the Bank repaid Rs. 6,000 crore (US$ 1.3 billion) of erstwhile ICICI’s liabilities as they fell due in accordance with their terms of repayment. At December 31, 2003, deposits constituted 60% of the Bank’s funding compared to 48% at December 31, 2002. The Bank’s average cost of deposits for the quarter was 5.3% compared to 6.7% for Q3-2003.

International initiative

The Bank continued to make rapid progress in the implementation of its international strategy. The Bank’s subsidiaries in the United Kingdom and Canada commenced operations in Q3-2004. The Bank has also received permission for setting up an offshore branch in Bahrain and a representative office in Bangladesh.

Stable capital position

ICICI Bank’s capital adequacy at December 31, 2003 was 11.32% (including Tier-1 capital adequacy of 7.18%), well above RBI’s requirement of 9.0%.

Asset quality

The Bank’s net restructured assets at December 31, 2003 were Rs. 7,410 crore (US$ 1.6 billion), a decline of Rs. 3,081 crore (US$ 676 million) since June 30, 2003. At December 31, 2003, the Bank’s net non-performing assets constituted 4.7% of customer assets.

Audited consolidated accounts

The consolidated profit after tax was Rs. 1,138 crore (US$ 250 million) in Apr-Dec 2003 as compared to Rs. 815 crore (US$ 179 million) in Apr-Dec 2002.

ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

ICICI Securities’ profit after tax increased 68% to Rs. 128 crore (US$ 28 million) in Apr-Dec 2003 from Rs. 76 crore (US$ 17 million) in Apr-Dec 2002. ICICI Lombard General Insurance Company (ICICI Lombard) earned an underwriting profit, and achieved a profit after tax of Rs. 16 crore (US$ 4 million) in Apr-Dec 2003. ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide require five to seven years to achieve breakeven, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. Faster-growing companies typically record higher losses in the initial years; the profit streams after breakeven is achieved are expected to be correspondingly higher. While the growing operations of ICICI Prudential Life had a negative impact of Rs .. 113 crore (US$ 25 million) on the Bank’s reported consolidated profit after tax in Apr-Dec 2003 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for Apr-Dec 2003 was Rs. 128 crore (US$ 28 million), as compared to Rs. 71 crore (US$ 16 million) for the full year ended March 31, 2003 (FY2003). NBAP represents the present discounted value of future profit streams from new policies written by the company during the quarter, calculated on the basis of certain assumptions as to mortality and other parameters.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 45.60.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Madhvendra Das at 91-22-2653 8252 or e-mail: madhvendra.das@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

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